# Zilog ANNOUNCES THIRD QUARTER FISCAL 2008 FINANCIAL RESULTS

SAN JOSE, Calif., January 31, 2007 – Zilog®, Inc. (NASDAQ: ZILG) a leading provider of 8-, 16- and 32-bit embedded flash microcontrollers, universal remote control and ARM® core based solutions, today reported results for its 2008 fiscal year, third quarter ended December 29, 2007.  For the quarter, sales were $17.0 million, a sequential increase of 2 percent and came in at the high end of the guidance range. Gross margins for the quarter were 47% of sales, a sequential improvement from 46% of sales in the preceding quarter. The GAAP operating loss was $1.9 million for the quarter compared to $2.0 million in the preceding quarter. The GAAP net loss for the quarter ended December 29, 2007 was $2.4 million or 14 cents per share compared to a GAAP net loss of $1.9 million or 11 cents per share in the preceding quarter. The GAAP net loss in the prior quarter reflected a lower tax provision, including certain income tax credits and the GAAP net loss for the quarter ended December 29, 2007 included a $0.2 million credit in stock compensation expense reflecting the cancellation of certain previously expensed stock options.

"We made steady progress in the quarter with sequential improvement in both revenue and gross margins in a clearly challenging economy. In particular, our sequential sales increase reflects the continuing thrust of our new product portfolio, which increased to 57 percent of total sales in the quarter compared to 50 percent of total sales in the previous quarter," said Darin Billerbeck, Zilog's chief executive officer. "Our remote control solutions business returned to expected sales levels following an inventory adjustment at one of our key customers. In addition, the doubling of sales of our Zatara 32-bit ARM® based products indicates the growing strength of this newly released strategic portfolio," Billerbeck added.

Sales for the quarter ended December 29, 2007 declined 18 percent from $20.7 million for the comparable quarter a year ago and the GAAP net loss increased from $1.6 million in the year ago quarter to $2.4 million for the quarter ended December 29, 2007.  The higher GAAP net loss reflects lower gross margins from lower sales offset by lower R&D and S,G&A spending. Special charges were $0.6 million for the quarter which included charges associated with our on-going consolidation activities, the completion of the move to our new headquarters facility in San Jose, CA, and the commencement of our production test outsourcing activities at our Philippines facility. The tax provision in the quarter included a recurring amortization charge of $0.4 million that has now been fully amortized and as such future tax provisions should be reduced by that amount as compared to the December quarter tax provision amount.

The company shipped approximately 675 development tool kits during the December quarter, increasing the total tool kits shipped since the launch of its integrated 8-bit embedded flash microcontrollers to almost 43,000.

The company expects sales for the quarter ended March 31, 2008 to be in the range of plus two percent to minus three percent as compared to sales levels for the quarter ended December 29, 2007. Further, the company expects that sales of its Zatara 32-bit ARM® products will increase in the March, 2008 quarter by 50 to 100 percent from the December, 2007 quarter sales levels.

## NON-GAAP FINANCIAL INFORMATION (Unaudited)

The Company may make reference to certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net income (loss) and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

| | Three Months Ended | | | | | |
|---|---|---|---|---|---|---|
| | Dec. 29, 2007 | Sept. 29, 2007 | June 30, 2007 | March 31, 2007 | Dec. 30, 2006 | Sept. 30, 2006 |
| | (in millions) | | | | | |
| **Reconciliation of Non-GAAP Net Loss to GAAP Net Loss** | | | | | | |
| Non-GAAP net loss | ($1.4) | ($0.8) | ($2.0) | ($1.6) | ($0.8) | ($0.8) |
| Non-GAAP adjustments: | | | | | | |
| Special charges and credits | 0.6 | 0.4 | 0.4 | 1.3 | 0.1 | 0.9 |
| Amortization of intangible assets | 0.3 | 0.3 | 0.2 | 0.3 | 0.3 | 0.3 |
| Non-cash stock-based compensation R&D | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 |
| Non-cash stock-based compensation SG&A | - | 0.3 | 0.3 | 0.3 | 0.3 | 0.2 |
| Total non-GAAP adjustments | 1.0 | 1.1 | 1.0 | 2.0 | 0.8 | 1.5 |
| GAAP Net loss | ($2.4) | ($1.9) | ($3.0) | ($3.6) | ($1.6) | ($2.3) |

## Non-GAAP Net Loss (Unaudited)

Non-GAAP net loss excludes special charges and non-cash charges relating to the amortization of intangible assets and stock-based compensation. We believe that Non-GAAP net loss is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

| Reconciliation of Net Loss and Cash Flows From Operating Activities to EBITDA | Three Months Ended | | | | | |
|---|---|---|---|---|---|---|
| | Dec. 29, 2007 | Sept. 29, 2007 | June 30, 2007 | March 31, 2007 | Dec. 30, 2006 | Sept. 30, 2006 |
| | (in millions) | | | | | |
| Reconciliation of net loss to EBITDA: | | | | | | |
| Net loss | ($2.4) | ($1.9) | ($3.0) | ($3.6) | ($1.6) | ($2.3) |
| Depreciation and amortization | 1.0 | 1.0 | 1.0 | 1.1 | 1.1 | 1.1 |
| Interest income | (0.2) | (0.2) | (0.2) | (0.3) | (0.2) | (0.3) |
| Provision for income taxes | 0.6 | 0.1 | 0.5 | 0.6 | 0.6 | 0.4 |
| EBITDA | ($1.0) | ($1.0) | ($1.7) | ($2.2) | ($0.1) | ($1.1) |
| | | | | | | |
| Reconciliation of EBITDA to net cash provided by (used in) operating activities: | | | | | | |
| EBITDA | ($1.0) | ($1.0) | ($1.7) | ($2.2) | ($0.1) | ($1.1) |
| Provision for income taxes | (0.6) | (0.1) | (0.5) | (0.6) | (0.6) | (0.4) |
| Interest income | 0.2 | 0.2 | 0.2 | 0.3 | 0.2 | 0.3 |
| Non-cash stock-based compensation | 0.1 | 0.4 | 0.4 | 0.4 | 0.4 | 0.3 |
| Loss on disposition of operating assets | - | 0.1 | 0.2 | - | - | - |
| Changes in other operating assets and liabilities | (0.6) | 1.3 | (1.4) | 0.8 | (1.8) | 2.3 |
| Net cash provided by (used in) operating activities | ($1.9) | $0.9 | ($2.8) | ($1.3) | ($1.9) | $1.4 |

## Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA ("EBITDA"), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

| Reconciliation of Net Loss and Cash Flows From Operating Activities to Adjusted EBITDA | Three Months Ended | | | | | |
|---|---|---|---|---|---|---|
| | Dec. 29, 2007 | Sept. 29, 2007 | June 30, 2007 | March 31, 2007 | Dec. 30, 2006 | Sept. 30, 2006 |
| | (in millions) | | | | | |
| Reconciliation of net loss to Adjusted EBITDA: | | | | | | |
| Net loss | ($2.4) | ($1.9) | ($3.0) | ($3.6) | ($1.6) | ($2.3) |
| Depreciation and amortization | 1.0 | 1.0 | 1.0 | 1.1 | 1.1 | 1.1 |
| Interest income | (0.2) | (0.2) | (0.2) | (0.3) | (0.2) | (0.3) |
| Provision for income taxes | 0.6 | 0.1 | 0.5 | 0.6 | 0.6 | 0.4 |
| Special charges and credits | 0.6 | 0.4 | 0.4 | 1.3 | 0.1 | 0.9 |
| Non-cash stock-based compensation [1] | 0.1 | 0.4 | 0.4 | 0.4 | 0.4 | 0.3 |
| Adjusted EBITDA | ($0.3) | ($0.2) | ($0.9) | ($0.5) | $0.4 | $0.1 |
| | | | | | | |
| Reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities: | | | | | | |
| Adjusted EBITDA | ($0.3) | ($0.2) | ($0.9) | ($0.5) | $0.4 | $0.1 |
| Special charges and credits | (0.6) | (0.4) | (0.4) | (1.3) | (0.1) | (0.9) |
| Provision for income taxes | (0.6) | (0.1) | (0.5) | (0.6) | (0.6) | (0.4) |
| Interest income | 0.2 | 0.2 | 0.2 | 0.3 | 0.2 | 0.3 |
| Loss on disposition of operating assets | - | 0.1 | 0.2 | - | - | - |
| Changes in other operating assets and liabilities | (0.6) | 1.3 | (1.4) | 0.8 | (1.8) | 2.3 |
| Net cash provided by (used in) operating activities | ($1.9) | $0.9 | ($2.8) | ($1.3) | ($1.9) | $1.4 |

**Non-GAAP Adjusted EBITDA (Unaudited)**

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate "Adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified Adjusted EBITDA amounts, for accelerating the vesting of EBITDA-linked stock options. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, relocation costs and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities which are included in net cash used by operating activities. Our management uses Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

**About Zilog, Inc.**

Founded in 1974, Zilog is a global supplier of 8, 16 and 32-bit microcontroller and microprocessor "system-on-a-chip" (SoC) solutions that allow design engineers the freedom and creativity required for continued innovation in embedded design. The company won international acclaim for designing one of the first architectures in the microprocessors and microcontrollers industry. Today, Zilog designs, develops and markets a broad portfolio of devices for embedded control and communication applications used in consumer electronics, home appliances, security systems, point of sales terminals, personal computer peripherals, as well as industrial and automotive applications. Zilog is headquartered in San Jose, California, and employs approximately 500 people worldwide with sales offices throughout Asia, Europe and North America. For more information about Zilog and its products, visit the Company's website at: http://www.zilog.com.

EZ80ACCLAIM!, CRIMZON, Zatara, Zilog, Z8, Z80, eZ80, Z8 ENCORE!, Encore!XP and Zneo are registered trademarks of Zilog, Inc. in the United States and in other countries. ARM is a registered trademark of ARM Limited in the EU and other countries.

Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

**Cautionary Statements**

This release contains forward-looking statements (including those related to our expectations for our March, 2008 quarter) relating to expectations, plans or prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, delays in the ramp of our 32-bit products or further weakness in our 8-bit classic products could negatively impact our March, 2008 quarter.

Design wins are defined as the projected two-year net sales for a customer's new product design for which the Company has received at least a $1,000 purchase order for its devices. Design win estimates are determined based on projections from customers and may or may not come to fruition. Whether or not Zilog achieves anticipated revenue from design wins depends on such things as how quickly the Company is able to bring design wins into production and whether or not the project in question is a commercial success. Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, Zilog does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. Zilog, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-Q for the period ended December 29, 2007.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.Zilog.com.

Contact**:**
Stew Chalmers
Director Corporate Communications
(818) 681-3588
Source: Zilog, Inc. www.Zilog.com

**Zilog, Inc.**
**UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS**
**(in millions except per share data)**

| | Three Months Ended | | | Nine Months Ended | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Dec. 29, 2007 | | Dec. 30, 2006 | | Dec. 29, 2007 | | Dec. 30, 2006 |
| Net sales | $ | 17.0 | $ | 20.7 | $ | 50.5 | $ | 62.9 |
| Cost of sales | | 9.0 | | 11.0 | | 27.4 | | 32.9 |
| Gross margin | | 8.0 | | 9.7 | | 23.1 | | 30.0 |
| Gross margin % | | 47% | | 47% | | 46% | | 48% |
| Operating expenses: | | | | | | | | |
| Research and development | | 4.1 | | 5.2 | | 12.6 | | 15.4 |
| Selling, general and administrative | | 4.9 | | 5.3 | | 15.0 | | 17.1 |
| Special charges and credits | | 0.6 | | 0.1 | | 1.5 | | 1.1 |
| Amortization of intangible assets | | 0.3 | | 0.3 | | 0.7 | | 1.0 |
| Total operating expenses | | 9.9 | | 10.9 | | 29.8 | | 34.6 |
| Operating loss (1) | | (1.9) | | (1.2) | | (6.7) | | (4.6) |
| | | | | | | | | |
| Other income (expense): | | | | | | | | |
| Other income (expense) | | (0.1) | | (0.1) | | (0.2) | | (0.1) |
| Interest income | | 0.2 | | 0.3 | | 0.7 | | 0.9 |
| Loss before provision for income taxes | | (1.8) | | (1.0) | | (6.2) | | (3.8) |
| Provision for income taxes | | 0.6 | | 0.6 | | 1.2 | | 1.6 |
| Net loss | $ | (2.4) | $ | (1.6) | $ | (7.4) | $ | (5.4) |
| | | | | | | | | |
| Basic and diluted net loss per share | $ | (0.14) | $ | (0.10) | $ | (0.44) | $ | (0.33) |
| | | | | | | | | |
| Weighted-average shares used in computing basic and diluted net loss per share | | 16.9 | | 16.7 | | 16.9 | | 16.6 |
| (1) Includes FAS 123R stock-based compensation charges as follows: | | | | | | | | |
| Cost of Sales | $ | - | $ | - | $ | 0.1 | $ | - |
| Research and development | | 0.1 | | 0.1 | | 0.2 | | 0.3 |
| Selling, general and administrative | | - | | 0.3 | | 0.6 | | 0.8 |
| Total stock-based compensation included in operating loss | $ | 0.1 | $ | 0.4 | $ | 0.9 | $ | 1.1 |

**Zilog, Inc.**
**UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS**
**(in millions)**

|  | | Dec. 29, 2007 | | March 31, 2007 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 18.1 | $ | 19.4 |
| Accounts receivable, net | | 8.4 | | 8.0 |
| Inventories | | 9.3 | | 8.5 |
| Assets held for sale | | - | | 3.2 |
| Deferred tax asset | | 0.4 | | 0.4 |
| Prepaid expenses and other current assets | | 2.1 | | 1.8 |
| Total current assets | | 38.3 | | 41.3 |
| Property, plant and equipment, net | | 5.0 | | 6.5 |
| Goodwill | | 2.2 | | 2.2 |
| Intangible assets, net | | 2.7 | | 3.5 |
| Other assets | | 0.8 | | 2.3 |
| Total assets | $ | 49.0 | $ | 55.8 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 7.9 | $ | 6.1 |
| Income taxes payable | | 0.5 | | 0.6 |
| Accrued compensation and employee benefits | | 2.6 | | 2.8 |
| Other accrued liabilities | | 2.1 | | 2.9 |
| Deferred income on shipments to distributors | | 6.0 | | 7.1 |
| Total current liabilities | | 19.1 | | 19.5 |
| Deferred tax liability | | 0.4 | | 0.4 |
| Other non-current liabilities | | 1.1 | | 1.2 |
| Total liabilities | | 20.6 | | 21.1 |
| Stockholders' equity: | | | | |
| Common stock | | 0.2 | | 0.2 |
| Additional paid-in capital | | 125.9 | | 124.5 |
| Treasury stock | | (7.4) | | (7.2) |
| Other comprehensive income | | (0.1) | | - |
| Accumulated deficit | | (90.2) | | (82.8) |
| Total stockholders' equity | | 28.4 | | 34.7 |
| Total liabilities and stockholders' equity | $ | 49.0 | $ | 55.8 |

**Zilog, Inc.**
**UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in millions)**

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | Dec. 29, 2007 | Dec. 30, 2006 | Dec. 29, 2007 | Dec. 30, 2006 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | | |
| Net loss | $ (2.4) | $ (1.6) | $ (7.4) | $ (5.4) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Depreciation and amortization | 0.7 | 0.8 | 2.2 | 2.3 |
| Loss on disposition of operating assets | - | - | 0.2 | - |
| Non-cash stock-based compensation | 0.1 | 0.4 | 0.9 | 1.1 |
| Amortization of fresh-start intangible assets | 0.3 | 0.3 | 0.8 | 1.0 |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable, net | (0.5) | (1.0) | (0.4) | 0.7 |
| Inventories | (0.8) | (0.9) | (0.9) | (1.9) |
| Prepaid expenses and other current and non-current assets | - | 0.5 | 1.3 | 1.4 |
| Accounts payable | 1.0 | 0.7 | 1.9 | (0.9) |
| Accrued compensation and employee benefits | 0.2 | (0.1) | (0.2) | 0.3 |
| Deferred income on shipments to distributors | (0.5) | (0.9) | (1.1) | 0.8 |
| Accrued and other current liabilities | (0.1) | (0.2) | (0.8) | (0.4) |
| Non-current liabilities | 0.1 | 0.1 | (0.2) | 0.2 |
| Net cash used in operating activities | (1.9) | (1.9) | (3.7) | (0.8) |
| | | | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | | |
| Disposal of assets held for sale - MOD II property | - | (0.6) | 3.2 | (1.3) |
| Due to Mod III Preferred Series A shareholders | - | (2.8) | - | (2.6) |
| Capital expenditures | - | (0.2) | (1.0) | (1.7) |
| Net cash provided by (used in) investing activities | - | (3.6) | 2.2 | (5.6) |
| | | | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | |
| Net changes in retirement plan per FAS 158 | - | - | 0.1 | - |
| Proceeds from issuance of common stock under employee stock purchase and stock option plans | 0.1 | 0.3 | 0.4 | 0.4 |
| Repurchase of common stock | - | - | (0.3) | - |
| Net cash provided by financing activities | 0.1 | 0.3 | 0.2 | 0.4 |
| | | | | |
| Decrease in cash and cash equivalents | (1.8) | (5.2) | (1.3) | (6.0) |
| Cash and cash equivalents at beginning of period | 19.9 | 26.2 | 19.4 | 27.0 |
| Cash and cash equivalents at end of period | $ 18.1 | $ 21.0 | $ 18.1 | $ 21.0 |

**Zilog, Inc.**
**SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION**
**(Amounts in millions except percentages, selected key metrics and per share amounts)**

| | Three Months Ended | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Dec. 29, 2007 | Sept. 29, 2007 | June 30, 2007 | March 31, 2007 | Dec. 30, 2006 | Sept. 30, 2006 |
| **Sales & Expenses Information:** | | | | | | |
| Net sales | $ 17.0 | $ 16.7 | $ 16.8 | $ 19.1 | $ 20.7 | $ 21.2 |
| Cost of sales | 9.0 | 9.0 | 9.4 | 10.1 | 11.0 | 11.4 |
| Gross margin | 8.0 | 7.7 | 7.4 | 9.0 | 9.7 | 9.8 |
| Gross margin % | 47% | 46% | 44% | 47% | 47% | 46% |
| Operating expenses: | | | | | | |
| Research and development | 4.1 | 3.9 | 4.5 | 5.1 | 5.2 | 5.0 |
| Selling, general and administrative | 4.9 | 5.1 | 5.0 | 5.6 | 5.3 | 5.8 |
| Special charges and credits | 0.6 | 0.4 | 0.4 | 1.3 | 0.1 | 0.9 |
| Amortization of intangible assets | 0.3 | 0.3 | 0.2 | 0.3 | 0.3 | 0.3 |
| Total operating expenses | 9.9 | 9.7 | 10.1 | 12.3 | 10.9 | 12.0 |
| Operating loss | (1.9) | (2.0) | (2.7) | (3.3) | (1.2) | (2.2) |
| Interest and other income | 0.1 | 0.2 | 0.2 | 0.3 | 0.2 | 0.3 |
| Loss before provision for income taxes | (1.8) | (1.8) | (2.5) | (3.0) | (1.0) | (1.9) |
| Provision for income taxes | 0.6 | 0.1 | 0.5 | 0.6 | 0.6 | 0.4 |
| Net loss | $ (2.4) | $ (1.9) | $ (3.0) | $ (3.6) | $ (1.6) | $ (2.3) |
| Weighted average basic and diluted shares | 16.9 | 16.9 | 16.9 | 16.8 | 16.7 | 16.6 |
| Basic and diluted net loss per share | $ (0.14) | $ (0.11) | $ (0.18) | $ (0.21) | $ (0.10) | $ (0.14) |
| **Sales Information:** | | | | | | |
| **Net Sales - by product category** | | | | | | |
| Embedded flash microcontrollers | $ 3.5 | $ 3.9 | $ 3.6 | $ 3.1 | $ 3.6 | $ 3.7 |
| Remote control solutions | 5.6 | 4.1 | 5.1 | 6.3 | 5.9 | 6.0 |
| 8-bit micrologic new products | 9.1 | 8.0 | 8.7 | 9.4 | 9.5 | 9.7 |
| 32-bit ARM products | 0.6 | 0.3 | 0.1 | - | - | - |
| Total new products | 9.7 | 8.3 | 8.8 | 9.4 | 9.5 | 9.7 |
| 8-bit classic products | 7.3 | 8.4 | 8.0 | 9.7 | 11.2 | 11.5 |
| Total net sales | $ 17.0 | $ 16.7 | $ 16.8 | $ 19.1 | $ 20.7 | $ 21.2 |
| **Net Sales - by channel** | | | | | | |
| OEM | $ 7.6 | $ 6.7 | $ 6.9 | $ 8.7 | $ 10.1 | $ 8.6 |
| Distribution | 9.4 | 10.0 | 9.9 | 10.4 | 10.6 | 12.6 |
| Total net sales | $ 17.0 | $ 16.7 | $ 16.8 | $ 19.1 | $ 20.7 | $ 21.2 |
| **Net Sales - by region** | | | | | | |
| America's | $ 5.7 | $ 4.9 | $ 6.7 | $ 8.4 | $ 9.2 | $ 8.3 |
| Asia (including Japan) | 9.0 | 9.5 | 7.9 | 8.0 | 9.5 | 10.1 |
| Europe | 2.3 | 2.3 | 2.2 | 2.7 | 2.0 | 2.8 |
| Total net sales | $ 17.0 | $ 16.7 | $ 16.8 | $ 19.1 | $ 20.7 | $ 21.2 |
| **Selected Key Metrics (as defined in our Form 10-Q)** | | | | | | |
| Days sales outstanding | 45 | 43 | 49 | 38 | 38 | 33 |
| Net sales to inventory ratio (annualized) | 7.3 | 7.7 | 8.2 | 9.0 | 8.7 | 9.9 |
| Weeks of inventory at distributors | 12 | 12 | 12 | 13 | 13 | 13 |
| Current ratio | 2.0 | 2.1 | 2.1 | 2.1 | 2.1 | 1.8 |
| **Other Selected Financial Metrics** | | | | | | |
| Depreciation and amortization (excluding intangibles) | $ 0.7 | $ 0.7 | $ 0.8 | $ 0.8 | $ 0.8 | $ 0.8 |
| Amortization of fresh-start intangibles | $ 0.3 | $ 0.3 | $ 0.2 | $ 0.3 | $ 0.3 | $ 0.3 |
| Special charges and credits | $ 0.6 | $ 0.4 | $ 0.4 | $ 2.2 | $ 0.1 | $ 0.9 |
| Capital expenditures | $ - | $ 0.6 | $ 0.3 | $ 0.3 | $ 0.2 | $ 0.9 |
| Cash and cash equivalents | $ 18.1 | $ 19.9 | $ 19.8 | $ 19.4 | $ 21.0 | $ 26.2 |